FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
DEC 19 2003
WASH. D.C.
183
SECTION

CWABS, Inc. | **0001021913**
Exact Name of Registrant as Specified in Charter | **Registrant CIK Number**

Form 8-K, December 18, 2003, Series 2003-BC6 | **333-109272**

Name of Person Filing the Document
(If Other than the Registrant)

03043136

PROCESSED
DEC 23 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

CWABS, INC.

By: ______________________________
Name: Michael Schloessmann
Title: Vice President

Dated: December 18, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$394,985,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2003-BC6

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: December 4, 2003*

$394,985,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2003-BC6

Class (1)(2)	Principal Balance (3)	WAL (Years) Call/Mat (4)	Payment Window (Mos) Call/Mat (4)	Expected Ratings (S&P/Moody's/Fitch)(5)	Last Scheduled Distribution Date	Certificate Type
1-A	$258,330,000	2.04 / 2.25	1-75 / 1-183	AAA/Aaa/AAA	Jan 2034	Floating Rate Senior
2-A	$69,488,000	2.09 / 2.33	1-75 / 1-185	AAA/Aaa/AAA	Jan 2034	Floating Rate Senior
M-1	$24,060,000	4.63 / 5.13	44-75 / 44-148	AA+/Aa2/AA	Nov 2033	Floating Rate Mezzanine
M-2	$20,050,000	4.41 / 4.85	40-75 / 40-133	AA/A2/A+	Oct 2033	Floating Rate Mezzanine
M-3	$6,416,000	4.32 / 4.69	39-75 / 39-113	A+/A3/A	Aug 2033	Floating Rate Mezzanine
M-4	$6,416,000	4.29 / 4.58	38-75 / 38-104	A-/Baa1/A-	Jul 2033	Floating Rate Mezzanine
M-5	$6,215,000	4.26 / 4.39	38-75 / 38-92	BBB/Baa2/BBB	Apr 2033	Floating Rate Mezzanine
B	$4,010,000	4.08 / 4.08	37-75 / 37-75	BBB-/Baa3/BBB-	Oct 2032	Floating Rate Subordinate
Total:	**$394,985,000**					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates**," which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, and the Class 2-A Certificates (the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Together, the Class 1-A Certificates and Class 2-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*

(2) *The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Erik Lukacsko, 212-438-2534; Moody's, Tamara Zaliznyak, 212-553-7761; Fitch, Kei Ishidoya, 212-908-0238.*

Trust: Asset-Backed Certificates, Series 2003-BC6.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager) and Merrill Lynch, Pierce, Fenner & Smith Inc. (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates (the Class 1-A Certificates are not being offered hereby) and the Subordinate Certificates are together referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	December 1, 2003.
Cut-off Date:	As to any Mortgage Loan, the later of December 1, 2003 and the origination date of such Mortgage Loan.
Expected Pricing Date:	December [8], 2003.
Expected Closing Date:	December 29, 2003.
Expected Settlement Date:	December 29, 2003.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in January 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	With respect to the Offered Certificates, for each Distribution Date it will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates, the Class M-1 and Class M-2 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-3, Class M-4, Class M-5 and Class B Certificates will not be SMMEA eligible.
Optional Termination:	The "***Clean-up Call***", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 until month 27 and decreasing and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans:

The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $400,846,529 of which: (i) approximately $224,904,779 were adjustable rate mortgage loans and approximately $90,938,415 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $55,662,671 were adjustable rate mortgage loans and approximately $29,340,664 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate:

For each class of Offered Certificates it is the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate:

The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
M-1, M-2, M-3, M-4, M-5, B	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Offered Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Cap Contract:

The Trust will include a single one-month LIBOR cap contract for the benefit of the Offered Certificates (the ***"Cap Contract"***) with an initial notional amount of $120,279,079 and a one-month LIBOR strike rate of 5.95% per annum. After the Closing Date, the notional amount of the Cap Contract will amortize down pursuant to an amortization schedule. With respect to each Distribution Date, payments received on Cap Contract will be available to pay the holders of the Offered Certificates, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Carryover on the Offered Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on the Offered Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	Moody's/ Fitch	Initial Subordination (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa/AAA	18.25%	36.50%
2-A	AAA/Aaa/AAA	18.25%	36.50%
M-1	AA+/Aa2/AA	12.25%	24.50%
M-2	AA/A2/A+	7.25%	14.50%
M-3	A+/A3/A	5.65%	11.30%
M-4	A-/Baa1/A-	4.05%	8.10%
M-5	BBB/Baa2/BBB	2.50%	5.00%
B	BBB-/Baa3/BBB-	1.50%	3.00%

(1) Initial O/C at closing is 1.50%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization: On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates (***"O/C"***). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the O/C reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target: Prior to the Stepdown Date, the initial Overcollateralization Target for the Mortgage Loans will be equal to 1.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Target"*** or ***"Overcollateralization Target"***). The initial amount of Overcollateralization will be 1.50%.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 3.00% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the ***"O/C Floor"***) of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow: ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under "Certificates Priority of Distributions."

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a) 2.33 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the ***"Required Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	3.00% with respect to January 2007, plus an additional 1/12th of 1.00% for each month thereafter
49 – 60	4.00% with respect to January 2008, plus an additional 1/12th of 0.75% for each month thereafter
61 – 72	4.75% with respect to January 2009, plus an additional 1/12th of 0.25% for each month thereafter
73+	5.00%

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date. Both trigger events are subject to Moody's approval.

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in January 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 63.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1 and Group 2 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates and (ii) the Class 2-A Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;

2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, and from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates, then (b) from principal funds related to all of the Mortgage Loans sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates, each as described more fully under "Principal Paydown" below;

3) Any Excess Cashflow to the Offered Certificates to restore O/C as described under "Overcollateralization Target" and "Principal Paydown," respectively;

4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates;

5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Cap Contract (as described below); and

6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Cap Contract) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all Offered Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the Senior Certificates such that the sum of the unpaid principal balance of the Class 1-A and Class 2-A Certificates will have 36.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 24.50% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 14.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 11.30% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 8.10% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 5.00% Subordination and (vii) seventh, to the Class B Certificates such that the Class B Certificates will have 3.00% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 1-A (To Call)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	30	30	30	30
WAL (yr)	17.96	2.69	2.04	1.50	1.18
MDUR (yr)	15.52	2.62	2.00	1.49	1.18
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Apr32	Dec11	Mar10	Dec08	Sep06

Class 1-A (To Maturity)

Margin	0.300%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	30	32	33	33	30
WAL (yr)	18.01	2.95	2.25	1.66	1.18
MDUR (yr)	15.55	2.84	2.19	1.63	1.18
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Jul33	Oct22	Mar19	Aug16	Sep06

Class 2-A (To Call)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	35	35	35	35
WAL (yr)	17.93	2.75	2.09	1.56	1.20
MDUR (yr)	15.42	2.68	2.05	1.54	1.20
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Apr32	Dec11	Mar10	Dec08	Sep06

Class 2-A (To Maturity)

Margin	0.350%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	35	38	38	39	35
WAL (yr)	17.98	3.04	2.33	1.75	1.20
MDUR (yr)	15.46	2.93	2.27	1.72	1.20
First Prin Pay	Jan04	Jan04	Jan04	Jan04	Jan04
Last Prin Pay	Jul33	Dec22	May19	Oct16	Sep06

(1) See definition of Pricing Prepayment Speed above.

Class M-1 (To Call)

Margin 0.600%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	25.72	5.28	4.63	4.79	3.82
MDUR (yr)	20.71	5.04	4.47	4.62	3.71
First Prin Pay	Mar25	Apr07	Aug07	Mar08	Sep06
Last Prin Pay	Apr32	Dec11	Mar10	Dec08	Oct07

Class M-1 (To Maturity)

Margin 0.600%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	63	63	63	71
WAL (yr)	25.85	5.90	5.13	5.35	6.04
MDUR (yr)	20.78	5.56	4.91	5.12	5.74
First Prin Pay	Mar25	Apr07	Aug07	Mar08	Sep06
Last Prin Pay	May33	Apr19	Apr16	Jan14	Dec13

Class M-2 (To Call)

Margin 1.450%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	145	145	145	145
WAL (yr)	25.72	5.24	4.41	4.15	3.72
MDUR (yr)	18.65	4.86	4.15	3.93	3.55
First Prin Pay	Mar25	Feb07	Apr07	Jul07	May07
Last Prin Pay	Apr32	Dec11	Mar10	Dec08	Oct07

Class M-2 (To Maturity)

Margin 1.450%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	145	151	151	150	151
WAL (yr)	25.84	5.78	4.85	4.51	4.09
MDUR (yr)	18.71	5.29	4.52	4.24	3.88
First Prin Pay	Mar25	Feb07	Apr07	Jul07	May07
Last Prin Pay	Apr33	Oct17	Jan15	Dec12	Dec10

Class M-3 (To Call)

Margin 1.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	25.72	5.22	4.32	3.90	3.43
MDUR (yr)	18.10	4.81	4.05	3.69	3.27
First Prin Pay	Mar25	Feb07	Mar07	May07	Mar07
Last Prin Pay	Apr32	Dec11	Mar10	Dec08	Oct07

Class M-3 (To Maturity)

Margin 1.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	176	176	175	175
WAL (yr)	25.83	5.67	4.69	4.20	3.67
MDUR (yr)	18.15	5.16	4.35	3.94	3.48
First Prin Pay	Mar25	Feb07	Mar07	May07	Mar07
Last Prin Pay	Feb33	Nov15	May13	Aug11	Nov09

Class M-4 (To Call)

Margin 1.900%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	190	190	190	190
WAL (yr)	25.72	5.21	4.29	3.82	3.31
MDUR (yr)	17.68	4.77	4.00	3.60	3.15
First Prin Pay	Mar25	Jan07	Feb07	Apr07	Jan07
Last Prin Pay	Apr32	Dec11	Mar10	Dec08	Oct07

Class M-4 (To Maturity)

Margin 1.900%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	190	195	195	195	195
WAL (yr)	25.82	5.57	4.58	4.05	3.50
MDUR (yr)	17.72	5.04	4.23	3.79	3.32
First Prin Pay	Mar25	Jan07	Feb07	Apr07	Jan07
Last Prin Pay	Jan33	Dec14	Aug12	Dec10	May09

Class M-5 (To Call)

Margin	2.400%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	240	240	240	240	240
WAL (yr)	25.72	5.20	4.26	3.75	3.22
MDUR (yr)	16.68	4.68	3.92	3.49	3.04
First Prin Pay	Mar25	Jan07	Feb07	Feb07	Dec06
Last Prin Pay	Apr32	Dec11	Mar10	Dec08	Oct07

Class M-5 (To Maturity)

Margin	2.400%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	240	243	243	243	243
WAL (yr)	25.77	5.37	4.39	3.85	3.31
MDUR (yr)	16.70	4.81	4.03	3.57	3.12
First Prin Pay	Mar25	Jan07	Feb07	Feb07	Dec06
Last Prin Pay	Oct32	Sep13	Aug11	Feb10	Sep08

Class B (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 91.90712	354	488	525	554	591
WAL (yr)	25.62	5.01	4.08	3.56	3.06
MDUR (yr)	15.04	4.34	3.63	3.22	2.80
First Prin Pay	Mar25	Jan07	Jan07	Feb07	Nov06
Last Prin Pay	Apr32	Dec11	Mar10	Dec08	Oct07

Class B (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 91.90712	354	488	525	554	591
WAL (yr)	25.62	5.01	4.08	3.56	3.06
MDUR (yr)	15.04	4.34	3.63	3.22	2.80
First Prin Pay	Mar25	Jan07	Jan07	Feb07	Nov06
Last Prin Pay	Apr32	Dec11	Mar10	Dec08	Oct07

[Available Funds Schedules and Collateral Tables to Follow]